UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date October 19, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:   Notice of Change to Directors’ Circular dated October 18, 2004

EXHIBIT A

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Tolko Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional adviser.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

IN RESPECT OF THE OFFER

BY

TOLKO INDUSTRIES LTD.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

RIVERSIDE FOREST PRODUCTS LIMITED

     This Notice of Change relates to the Directors’ Circular dated September 14, 2004 issued by the Board of Directors in connection with the Tolko Offer, as amended by the notice of change dated September 28, 2004 and the notice of change dated October 6, 2004. This Notice of Change should be read in conjunction with the Directors’ Circular.

Notice To Non-Canadian Residents

     The Tolko Offer is in respect of the securities of a Canadian issuer. While the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. Financial information included herein, if any, has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial information provided by United States or other non-Canadian companies.

     The enforcement by non-Canadian shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Riverside Forest Products Limited is incorporated in Canada, that all of its officers and directors are residents of Canada, and that a majority of its assets are located in Canada.

OCTOBER 18, 2004

(ii)

GLOSSARY

     In this Notice of Change, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of Riverside.

“Directors’ Circular” means the Directors’ Circular of the Company dated September 14, 2004, as amended by the notices of change dated September 28, 2004 and October 6, 2004 filed by the Company.

“Interfor” means International Forest Products Limited.

“Interfor Offer” means the offer to be made by Interfor to the Riverside Shareholders on or before October 22, 2004 to purchase all of Riverside’s Shares for $39.00 per Share in cash and Class “A” subordinate voting shares of Interfor, or $35.00 per Share in cash and Class “A” subordinate voting shares of Interfor plus a contingent value right to receive a pro rata share of any U.S. softwood duties that are refunded to Riverside.

“Interfor Pre-Acquisition Agreement” means the pre-acquisition agreement between Interfor and Riverside dated October 3, 2004 pursuant to which, among other things, Interfor agreed to make the Interfor Offer.

“Notice of Change” means this Notice of Change to the Directors’ Circular.

“Riverside” or the “Company” means Riverside Forest Products Limited.

“Tolko’s Improved Offer” means the Tolko Offer as varied by Tolko on October 15, 2004 to: (i) increase the price offered per Share from $29.00 to $40.00, in cash; and (ii) extend the expiry time to 12:05 a.m. (Vancouver time) on October 26, 2004.

“Tolko Offer” means the offer made by Tolko on August 31, 2004 to purchase all of the outstanding Shares of Riverside for $29.00 per Share, as varied on September 24, 2004 to reduce the minimum tender condition from 75% to 51% and further varied on October 6, 2004 to extend the expiry time to 9:00 p.m. (Vancouver time) on October 22, 2004.

“Shareholders” or “Riverside Shareholders” means holders of Riverside Shares.

“Shares” or “Riverside Shares” or “Riverside’s Shares” means common shares in the capital of Riverside.

“Tolko” means Tolko Industries Ltd.

NOTICE OF CHANGE

     This Notice of Change amends and supplements the Directors’ Circular issued by the Board of Directors of Riverside in connection with the Tolko Offer.

     In this Notice of Change, words with initial capital letters are defined in the glossary at the front of this Notice of Change or elsewhere herein. All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

RECENT DEVELOPMENTS

Tolko’s Improved Offer

     On August 31, 2004, Tolko offered to purchase all of the outstanding Shares of Riverside not already owned by it for $29.00 per Share, in cash. On October 15, 2004, Tolko varied the terms of the Tolko Offer by (i) increasing the price offered per Share from $29.00 to $40.00, in cash; and (ii) extending the expiry time to 12:05 a.m. (Vancouver time) on October 26, 2004.

     On October 18, 2004, the Riverside Board of Directors announced that it had determined that Tolko’s Improved Offer is a “superior proposal” as defined in the Interfor Pre-Acquisition Agreement. Under the terms of the Interfor Pre-Acquisition Agreement, that determination triggers a right of Interfor, exercisable at any time before 5:00 p.m. (Vancouver time) on October 22, 2004, to amend the Interfor Pre-Acquisition Agreement to increase the consideration to be paid to Riverside’s Shareholders pursuant to the Interfor Offer to an amount having a value at least equal to the value of the consideration offered under Tolko’s Improved Offer. If Interfor exercises that right, the Interfor Pre-Acquisition Agreement provides that Riverside will not take any action to withdraw its recommendation with respect to the Interfor Offer. If Interfor does not exercise that right and the Riverside Board withdraws its recommendation with respect to the Interfor Offer, the agreed break fee will be payable by Riverside to Interfor, and that payment will release Riverside from the Interfor Pre-Acquisition Agreement.

     The Board of Directors will await further developments, and communicate further with Shareholders in due course. In the meantime, the Board of Directors has not modified its previous recommendations to Riverside Shareholders in respect of the Tolko Offer, and recommends that Shareholders not tender to Tolko’s Improved Offer pending further communication from the Board.

Shareholder Rights Plan

     As announced by press release on October 18, 2004, Riverside’s Board of Directors has concluded that the Company’s shareholder rights plan adopted October 5, 2004 has served its purpose in giving Riverside time to maximize value for its Shareholders, and so has resolved to terminate the rights plan, effective October 17, 2004.

NO MATERIAL CHANGES

     Except as publicly disclosed or as referred to in this Notice of Change or in the Directors’ Circular, the directors and senior officers of Riverside are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Riverside since September 14, 2004, being the date on which Riverside published its most recent unaudited interim consolidated financial statements, reflecting the 11-month period ended August 31, 2004.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of securities of Riverside with, in addition to any other rights they may have at law, rights of rescission or to damages or both if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. Such rights must, however, be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their respective province or territory for particulars of those rights or consult with a lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

FORWARD-LOOKING STATEMENTS

     This Notice of Change contains “forward-looking statements”. All statements, other than statements of historical fact, included in this Notice of Change that address activities, events or developments that the Board or Riverside’s management expects or anticipates will or may occur in the future, including in particular statements about Riverside’s plans, strategies and prospects, are forward-looking statements. These forward-looking statements, which are based on the Board’s and management’s current expectations and projections about future events, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements included in this Notice of Change are made only as of the date of this Notice of Change.

APPROVAL OF NOTICE OF CHANGE

     The contents of this Notice of Change and the delivery hereof have been approved and authorized by the Board of Directors of Riverside.

2

CERTIFICATE

     October 18, 2004

     Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004, the Notice of Change of the Company dated September 28, 2004 nor the Notice of Change of the Company dated October 6, 2004 contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004, the Notice of Change of the Company dated September 28, 2004 nor the Notice of Change of the Company dated October 6, 2004 contains any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed)	Gordon W. Steele, Chairman, President and Chief Executive Officer	(Signed)	John R. McLernon Director

Please direct all inquiries to:

John Armstrong BMO Nesbitt Burns Inc. Tel. (604) 443-1448 John.Armstrong@bmonb.com	Steven Park Bear, Stearns & Co. Inc. Tel. (212) 272-5393 skpark@bear.com